Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Set forth below is the health care cost recovery case currently scheduled for trial in 2004 against PM USA and ALG.

Case (Jurisdiction)	Type of Action	Trial Date

The United States of America v. Philip Morris Incorporated, et al. (Washington, D.C.)	Health Care Cost Recovery Case	September 13, 2004

Below is a schedule setting forth by month the number of individual smoking and health cases, including cases brought by current and former flight attendants claiming personal injuries allegedly related to ETS, against PM USA that are currently scheduled for trial through the end of 2004.

2004

June (1)
August (1)
September (2)
October (1)
November (1)
December (1)